CanAlaska Ventures Ltd.

TSX.V:  CVV   OTCBB: CVVLF

Toll Free 1-800-667-1870

www.canalaska.com

$2,000,000 Non-Brokered Flow-Through Private Placement Completed

$500,902.67 Non-Brokered Unit Private Placement Completed

FOR IMMEDIATE RELEASE

Vancouver, BC – December 20, 2005.  CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that further to its news release of December 1, 2005, the Company has now completed the flow-through common share portion of its non-brokered private placement and accordingly has issued 5,000,000 flow-through common shares at a purchase price of $0.40 per share for gross proceeds of $2,000,000.  An aggregate of $139,650 and 349,125 warrants to purchase one additional common share at a purchase price of $0.40 for a period of 12 months from the date of closing has been paid for finder fees in connection with this financing.

In addition, the Company has also completed the unit portion of its non-brokered private placement and has issued 1,353,791 units at a purchase price of $0.37 per unit for gross proceeds of $500,902.67.  Each Unit consists of one common share and one non-transferable common share purchase warrant and each warrant entitles the holder thereof to purchase one additional common share at a purchase price of $0.45 for a period of 12 months from the date of closing.  An aggregate of $34,674.69 and 93,715 warrants to purchase one additional common share at a purchase price of $0.40 for a period of 12 months from the date of closing has been paid for finder fees in connection with this financing.

In compliance with Canadian securities laws, all of the securities issued in connection with this closing are subject to a hold period expiring on April 17, 2006.

About CanAlaska

CanAlaska has sixteen 100% owned projects in the Athabasca Basin.  Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region. CanAlaska has expended approximately $4 million on exploration.  Additional results from the 2005 exploration program will be forthcoming.  The Company is presently negotiating with drill contractors to finalize an agreement to commence a 2006 drill program.

On behalf of the Board of Directors Harry Barr, Chairman	Investor Contact: Peter Dasler, President & CEO Tel: 604.685.1870 1-800-667-1870 Email: ir@canalaska.co

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.